SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


02045897

FORM 6-K


SEC MAIL
RECEIVED
PROCESSING
JUL 2002
WASH, D.C.
154
SECTION

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

BIG ROCK BREWERY LTD.

(Translation of registrant's name into English)

5555 – 76th Avenue SE, Calgary, Alberta, Canada T2C 4L8

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

PROCESSED
JUL 17 2002
THOMSON
FINANCIAL

Form 20-F  Form 40-F 

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No 

CR6A
1/43

bigRock
BREWERY

BIG ROCK BREWERY LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held on Friday, August 9, 2002

To the Shareholders:

Notice is hereby given that the annual meeting (the "Meeting") of shareholders of Big Rock Brewery Ltd. (the "Corporation") will be held at Big Rock Brewery, 5555 – 76 Avenue SE, Calgary, Alberta, Canada on Friday, August 9, 2002, at 2:00 p.m. local time, for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2002;
2. to elect directors to serve until the next annual meeting of shareholders or until their successors are duly appointed;
3. to appoint Ernst & Young LLP, Chartered Accountants, as the Corporation's auditors and authorize the directors to fix their remuneration; and
4. to transact such other business as may properly come before the Meeting and any adjournments thereof.

The board of directors has fixed the close of business, ***Tuesday, July 2, 2002***, as the record date for determination of shareholders entitled to notice of and to vote at the Meeting. To be effective, proxies must be deposited with CIBC Mellon Trust Company, 500, 333 – 7 Avenue S.W., Calgary, Alberta, Canada T2P 2Z1, no later than 3:00 p.m. (Calgary time) on Wednesday, August 7, 2002.

Dated at Calgary, Alberta this 26th day of June, 2002.



Ed McNally
Chairman and CEO

BIG ROCK BREWERY LTD.
5555 – 76th Avenue S.E.
Calgary, Alberta, T2C 4L8
Canada

MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

The accompanying proxy is solicited by and on behalf of the Management of Big Rock Brewery Ltd. (the "Corporation") in connection with the annual meeting (the "Meeting") of shareholders to be held at 2:00 p.m., local time, on Friday, August 9, 2002, at Big Rock Brewery, 5555 - 76th Avenue S.E., Calgary, Alberta, Canada, and at any and all adjournments thereof.

The cost of this solicitation of proxies will be paid by the Corporation. In addition to soliciting proxies by mail, the Corporation's officers, directors and employees, without additional compensation, may solicit proxies personally or by other appropriate means. It is anticipated that banks, brokers, fiduciaries and other custodians and nominees will forward proxy soliciting material to the beneficial owners of the Corporation's shares and that the Corporation will reimburse such persons' out-of-pocket expenses.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors of the Corporation. Shareholders who hold share certificates registered in their own name (this does not include beneficial shareholders who hold through an investment dealer account, trust company, trustee or other nominee) have the right to appoint a person or persons (who need not be shareholders of the Corporation) other than the persons designated in the enclosed proxy to attend and act for them at the Meeting. A shareholder may exercise this right by inserting the name of his nominee(s) in the blank space provided for that purpose on the enclosed proxy and by striking out the other names on the proxy. If another nominee is named, such nominee must be present at the Meeting to vote the shares.

Beneficial shareholders who hold shares through an investment dealer, trust company, trustee or other nominee must instruct their nominee or its representative in order to vote their shares.

To be effective, proxies must be deposited with CIBC Mellon Trust Company, 500, 333 – 7 Avenue S.W., Calgary, Alberta T2P 2Z1 no later than 3:00 p.m. (Calgary time) on Wednesday, August 7, 2002, or no later than noon on the last business day preceding any adjournment of the meeting.

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time prior to the voting of shares, by delivering an instrument in writing executed by the shareholder (or if the shareholder is a corporation, by an officer or an attorney authorized in writing) to the Corporation at its registered office at 5555 – 76 Avenue S.E., Calgary, Alberta, T2C 4L8 at any time up to and including the close of business on Thursday, August 8, 2002 or to the Chairman of the Meeting on the date of the Meeting or any adjournment thereof.

Voting Rights and Principal Holders of Shares

The board of directors has fixed the close of business on July 2, 2002, as the record date for determination of shareholders entitled to notice of and to vote at the Meeting. As of June 26, 2002, there were 5,268,056 common shares issued and outstanding, which constituted all of the outstanding voting securities of the Corporation, each of which is entitled to one vote per share on a poll vote at the Meeting. A quorum is constituted by 33 1/3% of the outstanding shares being represented by proxy or in person.

Only shareholders of record on the record date will be entitled to vote at the Meeting, except that if an owner of record transfers ownership of any of his shares after the record date, the transferee of such shares will be entitled to vote such shares if the transferee establishes, to the Corporation's satisfaction, that he owns the shares and demands in writing at least ten days before the Meeting, that he be entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at June 26, 2002, no person or company beneficially owns, directly or indirectly, or exercises voting control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to the common shares except for Edward E. McNally and Clayton H. Riddell (see "Election of Directors").

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted for: the election as directors of the Corporation of the nominees hereinafter set forth; and the appointment of Ernst & Young LLP as auditors of the Corporation. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to any amendments or variations in the matters outlined in the accompanying Notice of Meeting or any other business which may properly come before the Meeting. The management of the Corporation knows of no such amendments, variations or other business to come before the Meeting other than matters referred to in the Notice of the Meeting.

ELECTION OF DIRECTORS

Each director to be elected at the Meeting will hold office until the next annual meeting of shareholders or until the election of their respective successors or the date they vacate their office in accordance with the By-laws of the Corporation. The *Business Corporation Act* (Alberta) requires that at least half of the members of the board of directors and any committee thereof must be resident Canadians. All proxies received by management will be voted for the nominees listed below if no direction to the contrary is given. In the event that any nominee is unable or declines to serve, an event that is not anticipated, the proxies will be voted for the election of any additional nominee who may be designated by the board of directors unless the shareholder has specified that his shares are to be withheld from voting in the election of directors.

The nominees for director are:

Name	Director Since	Number of Shares Beneficially Owned[3]	Percentage of Total Voting Shares
Edward E. McNally[1][2]	1984	762,688	14.5%
Robert H. Hartley[1]	1984	517,900	9.8%
James M. Jackson[2]	1996	307,200	5.8%
Kathleen McNally-Leitch	1996	211,300	4.0%
Cameron Millikin	1999	25,000	0.47%
Charles W. Wilson	1999	10,600	.20%
Mogens Smed	1999	-	-
Clayton H. Riddell[1]	2001	736,200	14.0%
Robert J. King	2001	5,238	0.1%
Robert G. Peters	2001	220,000	4.2%
Gordon G. Tallman[1]	2001	-	-

Notes:
1. Member of Audit Committee.
2. Member of Corporate Governance Committee.
3. Information provided by the respective individuals.
4. There is no executive committee.

Ed McNally has been the Chief Executive Officer since he founded the Corporation in 1984. He was the President of the Corporation from 1984 until 1999. From 1970 to 1984, he was a rancher in the Calgary area and he was a practicing barrister and solicitor from 1952 to 1980.

Bob Hartley has been a rancher in the Calgary area since 1982. He was a founder of Bighart Oil and Gas Petroleum, Ltd., an oil and gas exploration and production company, and was the President of that company from its founding in 1979 to 1982. He served as Chairman of Allheart Oil & Gas, Inc. from June 1982 until 1992.

Jim Jackson is a partner of Jackson & Jackson, a real-estate development partnership. Prior thereto he was a director and a founding partner in Southwest Associates, Inc., a regional real estate brokerage firm. Mr. Jackson has been involved in the securities brokerage industry since 1948.

Kathleen McNally-Leitch is a Principal Owner of McNally and Cerveny Associates Limited, a landscape architecture company. Prior thereto she was a landscape designer with Len Novak, Landscape Architect, from 1992 to 1994. She also conducts a lecture series with Big Rock Brewery in conjunction with Dr. Daniel Mato of the University of Calgary.

Cameron Millikin has been Chairman of Baymount Capital Resources Inc., a Boston and Calgary based financing firm which assists companies with private and public placements since 1994. Mr. Millikin is also a director with ABX Resources Ltd.

Chuck Wilson is the past President & Chief Executive Officer of Shell Canada Limited. He served 36 years with Shell in various senior management positions. Most recently he was appointed President & Chief Executive Officer of Shell Canada Limited from 1993 until his retirement in 1999. Mr. Wilson is also a director with ATCO Ltd. and Canadian Utilities Ltd.

Mogens Smed founded SMED Manufacturing Corporation in 1983 and is currently the Chief Executive Officer of SMED International, which designs, manufactures and markets superior office furniture.

Clay Riddell is founder and President of Paramount Resources Ltd. (since 1978) a successful oil and gas producer. He has been involved in the oil and gas industry since 1959.

Bob King has served as President of Big Rock Brewery since June 1999. Prior to joining the Corporation, Mr. King held a number of executive positions with the Government of Alberta including: Deputy Solicitor General; Deputy Minister, Economic Development; Deputy Minister, Energy; President and CEO, Alberta Special Waste Management Corporation; Chairman and CEO of the Alberta Liquor Control Board; and Chairman and CEO of the Alberta Gaming and Liquor Commission.

Rob Peters is the President of Black Diamond Land and Cattle Company. He is founder of Peters & Co. Limited, an investment leader headquartered in Calgary, Alberta. The firm specializes in energy investments. Mr. Peters is also involved in the real estate industry and is founder and partner in the Elbow Valley Development project; sits on the board of STARS, Calgary, Inc., Alberta Film Commission, Sandy Cross Conservation, Canadian Petroleum Hall of Fame, ABN Amro Bank of Canada, Airborne Energy Solutions Ltd. in Whitecourt, Alberta and Odorchem Manufacturing Corp. in Surrey, B.C.

Gordon Tallman recently retired as the Senior Vice President - Prairies, RBC Financial Group, after a career spanning 41 years. The assignments have included locations ranging from Goose Bay, Labrador to Vancouver, British Columbia as well as many other Canadian communities and cities.

APPOINTMENT OF AUDITORS OF THE CORPORATION

The shareholders are asked to appoint the firm Ernst & Young LLP, Chartered Accountants as independent auditors of the Corporation for the fiscal year ending March 31, 2003 and authorize the board of directors to fix their compensation. A representative of Ernst & Young LLP, Chartered Accountants is expected to be present at the Meeting and he or she will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions. Ernst & Young LLP have been the auditors of the Corporation since 1996.

OTHER MATTERS

While the Notice of Meeting calls for the transaction of such other business as may properly come before the meeting, the board of directors has no knowledge of any matters to be presented for action by the shareholders other than as set forth above. The enclosed proxy gives discretionary authority to the designated proxy holder in the event any additional matters should be presented.

STATEMENT OF EXECUTIVE COMPENSATION

The following sets forth certain information regarding the compensation paid to the Corporation's executive officers whose salary and bonus exceeded $100,000 during the year ended March 31, 2002:

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards	All Other Compensation
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)[1]	Common Shares Under Option	
Edward E. McNally	2002	177,000	-	12,013	-	-
Chairman & CEO	2001	184,247	-	-	58,000	-
	2000	182,007	-	-	97,000	-
Robert J. King	2002	150,654	37,500[3]	15,443	-	-
President	2001	157,450	-	-	40,000	-
	2000	130,392	-	-	60,000	-
Timothy A. Duffin	2002	96,187	-	12,068	12,500	-
CFO	2001	45,562[2]	-	-	7,500	-

Notes:
1. Includes the value of the use of an automobile provided by the Corporation, premiums for Alberta Health Care Insurance and the Corporation's contribution to retirement savings plans (see "Registered Retirement Savings Plan").
2. Compensation from September 15, 2000 until March 31, 2001.
3. *Bonus used to pay down housing loan.*

Employment Agreement

On October 12, 2001 the Corporation entered into a three-year employment agreement with Mr. Robert (Bob) King to serve as President. The agreement provides an annual salary of $168,000 plus discretionary bonuses and other benefits such as participation in the Employee Share Incentive Plan and the Corporation's benefit plan. Mr. King was also provided an extension to a $25,000 interest-free housing loan to cover additional costs incurred in relocating to Calgary. The loan is repayable prior to the expiration of the agreement notwithstanding any extensions to the agreement.

Registered Retirement Savings Plan

The Corporation matches up to 4.5% of each employee's salary contributed to the employee's individual Registered Retirement Savings Plan. All employees are eligible to participate in this program after six months of full time employment with the full 4.5% matching being achieved after two years. The Corporation's contribution is used to acquire shares of the Corporation in open market transactions.

Employee Share Incentive Plan

The Corporation has adopted a share incentive plan pursuant to which the board of directors may grant options to employees, officers and directors to purchase shares of the Corporation from time to time.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End Exercisable/ Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year-End[1] Exercisable/ Unexercisable ($)
Edward McNally	Nil	Nil	200,000/Nil	68,000/Nil
Robert King	Nil	Nil	100,000/Nil	70,000/Nil
Timothy Duffin	Nil	Nil	20,000/Nil	20,000/Nil

Notes: 1. Based on closing price per share of $5.50 on The Toronto Stock Exchange on March 31, 2002.

Options Granted During the Most Recently Completed Financial Year

Name of Officer	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Timothy Duffin	12,500	11%	7,500 @ $4.50 5,000 @ $5.00	$4.45 $5.00	Sept. 25/07 Mar. 18/08

Composition of Compensation Committee

Compensation of the executive officers of the Corporation is reviewed and approved by the Board of Directors as a whole. During the most recently completed financial year, the members of the board were Edward E. McNally, Robert H. Hartley, James M. Jackson, Kathleen McNally-Leitch, Cameron Millikin, Charles W. Wilson, Mogens Smed, Clayton H. Riddell, Robert J. King, Robert G. Peters, and Gordon G. Tallman. Messrs. McNally and King are, and were during the financial year, officers and employees of the Corporation and Mr. King was indebted to the Corporation (see "Indebtedness of Directors, Executive Officers and Senior Officers").

Report on Executive Compensation

The Corporation's compensation levels for its executive officers are administered by the Board. The CEO's and the President's compensation is determined by the members of the Board, other than the CEO and the President. With respect to compensation for executive officers of the Corporation, other than the CEO and the President, the Board reviews a compensation proposal prepared by the President. Given the relatively small number of executive officers of the Corporation, the Board has not appointed and does not propose to appoint a separate compensation committee.

The compensation of the Corporation's executives consists principally of a base salary. Executives are also eligible to participate in the Corporation's Employee Share Incentive Plan described under the heading "Employee Share Incentive Plan" and the Registered Retirement Savings Plan described under the heading "Registered Retirement Savings Plan" above. In addition, executives may be granted bonuses as authorized by the Board of Directors from time to time.

The Board's objective in setting compensation levels is that the aggregate compensation received by executive officers be generally competitive with the compensation received by persons with similar qualifications and responsibilities who are employed by other companies of corresponding size. In setting such levels, the Board relies on its own experience and knowledge.

Edward E. McNally
Robert H. Hartley
James M. Jackson
Kathleen McNally-Leitch
Cameron Millikin
Charles W. Wilson
Mogens Smed
Clayton H. Riddell
Robert J. King
Robert G. Peters
Gordon G. Tallman

Performance Chart

Reproduced below is a graph which illustrates the Corporation's relative performance on a total return to the shareholder basis for the period from March 31, 1997 to March 31, 2002 and compares the Corporation's performance to the total return index of the S & P/TSX Canadian Consumer Staples Total Return Value Index. The Corporation's common shares began trading on The Toronto Stock Exchange on February 27, 1997 and NASDAQ Exchange on October 12, 1993.


300
250
200
150
100
50
0
1997
1998
1999
2000
2001
2002
TSX
Big Rock

Directors' Compensation

Directors receive no compensation for their services as directors, but are reimbursed their out-of-pocket expenses for attending board meetings.

Indebtedness of Directors, Executive Officers and Senior Officers

The aggregate indebtedness owed to the Corporation or any of its subsidiaries, or to another entity where the indebtedness is guaranteed or supported by the Corporation or any of its subsidiaries, of all officers, directors, employees and former officers, directors and employees of the Corporation or any of its subsidiaries is, as at June 26, 2002, $25,000.

Table of Indebtedness of Directors, Executive Officers and Senior Officers

Name and Principal Position	Involvement of Corporation or Subsidiary	Largest Amount Outstanding During the Last Completed Financial Year	Amount Outstanding as at June 26, 2002
Robert J. King President	Loan by Corporation	$62,500(1)	$25,000(1)

Notes: 1. Interest-free, unsecured housing loan to cover costs of relocating to Calgary, Alberta, repayable on or before October 12, 2004. The repayment date was extended in 2001 from 2002 to 2004.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the TSE adopted a set of guidelines (the "Guidelines") relating to Corporate Governance matters. The Guidelines address such matters as the constitution and independence of the boards of directors, the functions to be performed by boards and their committees, and the relationship among the Corporation, its board, management and shareholders. All corporations listed on the TSE must now annually disclose their approach to corporate governance with reference to the Guidelines.

The TSE recommends that the board of directors of a corporation appoint a corporate governance committee of directors composed exclusively of outside (non-management) directors, a majority of whom are unrelated directors, with the responsibility of considering corporate governance issues. To this end, the Board established a Corporate Governance Committee and approved a corporate governance mandate in June 1997 to address ways of improving corporate governance practices of the Corporation. A brief description of the Corporation's approach to corporate governance with reference to the Guidelines is set forth below.

Mandate of the Board of Directors

The Board is responsible for the proper stewardship of the Corporation, including:

(a) participation in the strategic planning process, including the review and adoption of significant financing and operational plans proposed and developed by Management;

(b) consideration and review of the principal risks of the Corporation's business including the review of Management's assessment of those risks;

(c) consideration of succession issues and responsibility for the appointment and monitoring of senior Management;

(d) monitoring of the communications policy of the Corporation and its effectiveness in reaching the various stakeholders of the Corporation; and

(e) directly, and through the Audit Committee of the Board, assessing the integrity of the Corporation's internal control and management information systems.

In addition, any responsibility not delegated to senior Management or a committee of the Board remains with the full Board which meets at least four times each year.

Composition of the Board

The Guidelines require that a majority of the Board be comprised of unrelated directors. An unrelated director is defined in the Guidelines as one who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. A related director is one who is not an unrelated director.

The Board has reviewed the status of each of the proposed directors and determined that eight of the directors, a majority, are unrelated and three are related. Mr. McNally and Mr. King are officers of the Corporation and therefore related. Ms. McNally-Leitch, a director of the Corporation, is the daughter of Mr. McNally and may be considered to be a related director.

The Guidelines recommend that a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, be given the responsibility for proposing new members to the Board and for assessing directors on an ongoing basis. The Board has not, however, delegated these responsibilities to a committee, with the result that these responsibilities remain those of the full Board.

The Guidelines recommend that every board implement a process for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Board has adopted an informal process for assessing directors.

The Guidelines recommend that every corporation provide an orientation and education program for new recruits to the board. The Corporation has an informal orientation program which addresses individual informational requirements.

The Guidelines recommend that every board examine its size with a view to facilitating effective decision-making. The Board from time to time considers its size and in 2001 increased the number of members of the Board.

Composition of Committees of the Board

The Corporation currently has two standing committees of the Board: the Audit Committee and the Corporate Governance Committee.

The Audit Committee is responsible for the engagement of the Corporation's independent auditors and reviews with them the scope and timing of their audit services and any other services they are asked to perform, their report on the Corporation's financial statements following completion of the audit and the Corporation's policies and procedures with respect to internal accounting and financial controls. This committee is comprised of four directors, three of whom are outside and unrelated directors. The Guidelines recommend that the Audit Committee be composed only of outside directors.

The Corporate Governance Committee is responsible for (i) developing the Corporation's approach to corporate governance issues, (ii) ensuring that the Board can function independently of management, and (iii) all matters reasonably related or ancillary to the foregoing. This committee is comprised of two directors, one of whom is an outside and unrelated director. The Guidelines recommend that this committee be composed of a majority of unrelated directors.

Directors' Compensation

The Guidelines recommend that the board should review the adequacy and form of the compensation of directors and ensure that the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Board Approval Process

Matters of strategic importance to the Corporation or which impact significantly on the operations of the Corporation are brought to the Board's attention by Management for the Board's input, consideration and approval. At regularly scheduled meetings of the Board, the directors receive and discuss reports on the operation of the Corporation as well as on the overall financial and legal position of the Corporation and its subsidiaries. In addition, developments and issues of current relevance in the industry or in respect of the Corporation are reviewed and reports of committees of the Board and of Management are received and considered. Additional meetings are held as required. Significant business activities, actions and communications proposed to be taken or submitted by the Corporation are subject to Board approval.

In practice, annual capital and operating budgets, the annual proxy information circular, annual information form and annual financial statements of the Corporation, major acquisition and disposition transactions, major financing transactions, major banking relationships, long term contracts with significant cumulative financial commitments, appointments of officers, stock option plans, issuance of stock options and other matters exposing the Corporation to significant risk are submitted to the Board for approval.

The Guidelines recommend that every board have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure can include a non-management chair with responsibility to ensure the board discharges its responsibilities or alternative means such as assigning this responsibility to a committee of the board or to a "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board. The Corporation currently has no formal procedures for independent meetings.

Expectations of Senior Management

The Board is involved in monitoring and assessing senior Management through its regular contact with the Management team, most of whom participate in annual presentations with the Board at regularly scheduled meetings. At this time there are no specific position descriptions of the Board and the Chief Executive Officer, as recommended by the Guidelines.

Outside Advisors

The Corporate Governance Committee will consider and, if deemed appropriate, approve requests of committees or individual directors to engage outside advisors at the Corporation's expense.

Shareholder Communications Policy

The Board has generally delegated the communications policy to senior Management. Shareholder communications are generally handled by the Chief Executive Officer, the President and the Chief Financial Officer of the Corporation. Management is responsible for the Corporation's compliance with all continuous disclosure and public reporting requirements and for keeping shareholders informed by means of press release and direct mailings, where appropriate.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interest, direct or indirect, of any insider of the Corporation, any proposed nominee for election as a director of the Corporation or any associate or affiliate of any such person in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Corporation or any of its subsidiaries.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.





Edward E. McNally Chief Executive Officer	Timothy A. Duffin Chief Financial Officer

June 26, 2002
Calgary, Alberta

BIG ROCK BREWERY LTD.

PROXY

This proxy is solicited by and on behalf of management for the annual meeting of shareholders to be held on Friday, August 9, 2002

The undersigned shareholder of BIG ROCK BREWERY LTD. (hereinafter referred to as the "Corporation") hereby appoints Edward E. McNally, Chief Executive Officer and a Director of the Corporation, of Calgary, Alberta or failing him Robert H. Hartley, a Director of the Corporation, of Calgary, Alberta, or, in lieu of the aforesaid ____________________ of ____________________ as nominee for and on behalf of the undersigned to attend and act for the undersigned at the annual meeting of the shareholders of the Corporation to be held on Friday, August 9, 2002 at the hour of 2:00 o'clock in the afternoon and at any adjournments thereof, notice of which meeting with the Information Circular accompanying same having been received by the undersigned, and to vote the shares in the share capital of the Corporation registered in the name of the undersigned in the same manner, to the same extent, and with the same power as if the undersigned were present at the said meeting or any adjournment or adjournments thereof, including polls on procedural matters which may come before the said meeting and without limiting the general authorization and powers hereby given, the person named is specifically directed to vote as indicated below.

THIS PROXY IS SOLICITED BY MANAGEMENT AND THE COSTS OF SAME WILL BE BORNE BY THE CORPORATION.

1. To elect as directors the persons nominated in the Information Circular of the Corporation accompanying this proxy.

   VOTE FOR ☐ WITHOLD VOTE ☐

2. To appoint Ernst & Young LLP, Chartered Accountants, as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration.

   VOTE FOR ☐ WITHOLD VOTE ☐

3. To vote in their discretion upon any business which may properly come before the meeting or any adjournment thereof.

The undersigned instructs the above named proxy holder to act on each of the matters itemized above as directed. If no direction is given, such proxy holder shall vote for: the election as directors of the nominees listed in the Information Circular; and the appointment of Ernst & Young LLP as auditors of the Corporation. **The undersigned hereby confers a discretionary authority upon the undersigned's nominee to vote, in accordance with his or her best judgment with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the said meeting and which may properly come before the said meeting. At the date of the Information Circular, Management of the Corporation knows of no such amendment, variation or other matter.**

Dated this ______ day of ______________, 2002

____
Number of shares owned

____
Name (please print)

____
Signature of Shareholder

See notes on reverse side

NOTES:

1. The instrument appointing a proxy shall be in writing and shall be dated and executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation by an officer or attorney thereof, who has been duly authorized. If the proxy is not dated, it shall be deemed to bear the date on which it was mailed by the Corporation.

2. **A shareholder has the right to appoint a person to attend and act for him and on his behalf at the meeting other than the persons named above. Such person need not be a shareholder. To exercise this right, insert the name of the person you wish to be your nominee in the spaces provided therefore above and strike out the other names.**

3. In order for this proxy to be effective, it must be deposited with CIBC Mellon Trust Company, Suite 500, 333 – 7 Avenue S.W., Calgary, Alberta, T2P 2Z1 no later than 3:00 p.m. (Calgary time) on August 7, 2002.

4. If this proxy is duly deposited with CIBC Mellon Trust Company, the shares represented thereby will be voted or withheld from voting as directed by the shareholder, but if no direction is made, they will be voted in favour of the above matters. If the shareholder specifies in this proxy with respect to any matters to be acted upon, such shares shall in the event of a poll on any such matters be voted in accordance with specifications so made.


TRADITIONAL
bigRock
PURE BEERS

BIG ROCK BREWERY LTD.

(the "Corporation")

SUPPLEMENTARY MAILING LIST RETURN CARD

TO: Registered and Non-Registered Shareholders

National Policy Statement No. 41 adopted by Canadian securities regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, please complete this form and forward it to the offices of the Corporation at 5555 – 76 Avenue S.E., Calgary, Alberta T2C 4L8. Please note that both registered and non-registered shareholders should return this form; registered shareholders will not automatically receive unaudited interim financial statements. Registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in the name of an agent, broker or bank.

The undersigned hereby certifies that the undersigned is the owner of common shares of Big Rock Brewery Ltd. and requests that the undersigned be placed on the Supplemental Mailing List to receive unaudited interim financial statements of Big Rock Brewery Ltd.

(PLEASE PRINT YOUR NAME AND ADDRESS)

____

(First Name and Surname)

____

(Number and Street)(Apartment/Suite)

____

(City) (Province) (Postal code)

Date: ____________________

Signed: ____________________
(Signature of Shareholder)

big Rock

contents

Corporate Profile

Big Rock Brewery Ltd. is a regional producer and marketer of premium quality beers in Calgary, Alberta, Canada. The Company's products are available in draught, bottles and cans. Big Rock is committed to three business fundamentals:

- Consistently brewing distinctive, premium quality beers;
- Constantly providing superior, personalized customer service; and
- Creating and sustaining strong community relationships.

Big Rock products are marketed in five provinces and three territories in Canada, and in the United States.



TRADITIONAL
PURE BEERS


TRADITIONAL
PURE BEERS

The Big Rock Family

Big Rock Brewery was established in 1985 by Founder Ed McNally who's motto is 'to make a masterpiece no compromise can be tolerated'. Big Rock's ingredients are classic and simple - specialty hops, select malts, Rocky Mountain water and the brewery's own top-fermenting yeast. A simple beer. A refreshing pleasure.

TRADITIONAL ALE

Big Rock's original. A traditional English-style amber ale with a soft but distinctive taste.

Grasshöpper WHEAT ALE

A unique wheat ale that is easy to drink and exceptionally refreshing. Influenced by Germany's Kristall Weizen, Grasshopper is delicately hopped and delivers a smooth, bright finish.

WARTHOG CREAM ALE

A smooth ale with a clean, pure and refreshing taste. A thirst quenching beastly brew, for everyone to enjoy.

McNALLY'S EXTRA ALE

Our famous hearty brew of Irish descent with 7% alcohol content. "As good an Irish ale as can be found anywhere" Michael Jackson's The New World Guide to Beer.

ALBERTA GENUINE DRAFT
NO PRESERVATIVES
TRADITIONALLY BREWED IN CANADA

Alberta Genuine Draft is brewed using only 100% Alberta grown barley malt, select hops, Rocky Mountain water and special lager yeast. It has a crisp, clean, thirst quenching flavour with no after-taste.

KÖLD

A single malt lager made from glacial spring water, choice hops and our own lager yeast. The result is an unusually clean, crisp beer with no bitter aftertaste.

PALE India Pale Ale

Our dry-hopped, fermenter conditioned India Pale Ale is brewed in the traditional IPA method. The result is an exceptionally well balanced, flavourful ale; refined and subtle.

BLACK AMBER ALE

Our dark Alberta stout is a hearty, full-flavoured, rich, rewarding, soul-uplifting beer that is deeply satisfying. Made with dark roasted imported and domestic malts.

McNALLY'S RESERVE

Soft, creamy and as dry as Irish humor, this refreshing mild stout has hints of espresso, licorice and black pepper. The beer is dark in colour with a dense head of pillowy foam, a creamy body and a rich roasted dryness in the finish.

ROCK CREEK PREMIUM DRY CIDER APPLE

Rock Creek Dry Cider is a premium Okanagan Cider consisting of a unique blend of Okanagan and European apple varieties grown in the Central Okanagan. Brewed with a combination of premium ingredients, the end result is an all natural refreshing dry cider.

The past year has been an eventful year for the Company with primary emphasis on continuing to grow our business, to more effectively utilize our production facilities, and to improve our Company's strategic positioning in the Western Canada market – particularly in Alberta and in British Columbia.

In order to achieve these objectives the Company incurred some necessary investment costs to solidify its sales base, upon which the Company will continue to grow its business in the years ahead.

The beer industry is very dynamic and the marketplace is changing. The strategies that local, regional, national and international breweries adopt to compete for business require innovative response. We believe that Big Rock has been able to effectively meet these changes and has been a leader for other regional breweries facing similar challenges.

An ongoing development within the marketplace of interest and importance to Big Rock is a consumer trend in favour of more full-flavoured premium beers. While this phenomenon has allowed for growth in the import sector, it also provides synergy for Big Rock products that fit this consumer preference taste profile. This trend partially accounts for Big Rock's sales growth that exceeds overall industry growth in Canada.

During the past year there were a number of events and developments which we believe will be of significant benefit to the Company on a go-forward basis.

Decreased Mark-Up For the Small Brewery Sector

The Government of Alberta recognized (as had several other provinces previously) that in order for the small brewery sector to remain viable on a long-term basis and to be more competitive in an ever increasing global beer market environment, the small brewery sector, with its higher input costs and lower economies of scale, needed relief in the mark-up it was charged on its products. A reduction to $0.40 per litre provides the brewery with improved cash flow and financial resources to engage in more substantive marketing, brand building and product promotion. The reduced mark-up had no impact on 2002 results.

Conversion to Industry Standard Bottle (ISB)

Effective March 1, 2002, the brewery phased out its proprietary bottle and adopted the Industry Standard Bottle. The advantages are as follows:

- Significant savings in the purchase of glass.
- A rebate of $5.00/hectolitre from the Brewers Association of Canada for every hectolitre of beer sold by the Company in an Industry Standard Bottle.
- A three-year transition period before Big Rock must become a full contributor to the bottle pool.
- A new twist-off top for customer convenience.

Improved Distribution

Big Rock has made major changes to its distribution system in British Columbia, Saskatchewan and Manitoba to increase efficiencies and to improve access to licensees in all three provinces. For example, in Saskatchewan and Manitoba where the brewery has contracted with Brewers Distributors Ltd. (BDL), Big Rock has increased its access from approximately 400 accounts to upwards of 2,000 accounts.

In British Columbia, Big Rock has agreements with three of the provinces primary liquor distributors, IBD on Vancouver Island, Connect Logistics in Greater Vancouver and Signature Distribution in the Okanagan Valley and the Interior. In addition, the Company has reached agreement with the British Columbia Liquor Distribution Branch to have its packaged products moved from its government-controlled warehouse and distribution system to private sector distributors and integrated with its draft products. This change will significantly improve the brewery's access to the on-premise packaged goods trade, and to the private sector LRS network in that province.

The Company is anticipating improved sales and operating performance in each of the above provinces as a result of changes in distribution and expansion of our account base.

Sales and Marketing Management Personnel

The Company terminated its agency agreements in both Saskatchewan and Manitoba in favour of full-time dedicated Big Rock Sales and Marketing Managers. The need for this change has been particularly evident in Manitoba where sales have been declining for a number of years. Likewise, in British Columbia an experienced specialty premium beer company manager has been added to the brewery's staff as the new Sales and Marketing Manager for that province. In Alberta the Company has hired an experienced Sales Manager for the Edmonton Region/Northern Alberta. The addition of four highly experienced sales and marketing personnel in British Columbia, Alberta, Saskatchewan and Manitoba provides the Company with considerable new management strength previously not present in the Company.

New Product Development

Big Rock Brewery continues to grow its business around its two core brands – Traditional and Grasshopper. Over the past year the product that made the greatest contribution to the Company's growth was Alberta Genuine Draft (AGD), which has within less than two years become one of the Company's top three brands.

In addition to introducing AGD in cans – the fastest growing segment of Big Rock's business, a new beer (McNally's Reserve) was introduced in draft to replace the declining Black Amber brand. Sales to date of McNally's Reserve have exceeded expectations. The Company has also introduced the IPA brand into the California market and has received a positive response from its distributor. Two other new products are undergoing development and market trial. The recent launch of the Company's new Pale Ale to replace the Chinook brand was a timely entry into the market and is gaining consumer support.

The Company has become more cognizant of the importance of lager style products, which represents the lion's share of the beer market. Recognizing this market reality, the Company will continue to develop new lager products to take advantage of consumer preferences. While it is imperative to remain competitive in the premium ale market, the Company must also become more competitive in the huge lager market which is presently dominated by two of the world's largest breweries. This change in policy direction has become more necessary as the multi-national breweries become more active in the niche specialty premium beer segment with their own craft style products and with the expansion of foreign breweries into this segment supported by the national breweries' infrastructure and distribution systems.

As in prior years, Big Rock is fortunate to have highly committed and skilled employees. While we take great pride in our quality products we realize that our employees are the Company's biggest asset.

We also recognize that in order for Big Rock to be successful our customers are integral to this success. Customer service is one of the cornerstones of our Company and we will continue to strive for excellence in this important aspect of our business.

To the shareholders of Big Rock we want to thank you for your patience and believing in the longer term value of the Company.



Ed McNally
Chairman and CEO



Bob King
President


TRADITIONAL
PURE BEERS

FINANCIAL HIGHLIGHTS 2002



(in thousands)
25,000
24,000
23,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
$289
<$557>
$1,461
$1,353
$1,218
1998
1999
2000
2001
2002


Net Income


Net Sales

BIG ROCK BREWERY LTD.

	2002	2001	2000	1999	1998
Net Sales	**$24,909,081**	$23,199,678	$22,716,926	$16,644,881	$15,653,051
EBITDA	**3,755,594**	3,782,486	4,146,042	1,237,133	2,451,522
Net Income (loss)	**1,217,786**	1,352,573	1,461,119	(556,745)	288,981
Earnings (loss) per share	**0.24**	0.29	0.31	(0.11)	0.06
Shareholders' Equity	**21,784,134**	19,037,719	16,629,450	16,447,657	17,731,383

The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and accompanying notes included herein.

Business Environment

The Company is a regional producer, marketer, and distributor of bottles, cans, and kegs of premium quality specialty beers, also known as craft beers.

The Company has sales and distribution facilities at the Brewery in Calgary, Alberta as well as in Edmonton, Alberta. Company sales representatives are also resident in British Columbia, Saskatchewan, Manitoba, and Ontario. Through its 50% interest in the BWB Joint Venture the Company has, since January 1, 2002, sold and distributed Bear, Whistler, and Bowen products in British Columbia and Alberta. In the western United States the Company's products are distributed by third party agents. The Company's beer products compete primarily in the specialty beer segment, the defining qualities of which are taste, price, quality, and image. This category includes both domestic and imported specialty beers.

The specialty beer segment has become increasingly competitive over the past several years due to the major domestic brewers producing and aggressively marketing craft style beer products and the entry of more imported specialty products into the marketplace.

The large multi-national beer companies have substantially greater resources for support of marketing and distribution activities and compete aggressively with extensive advertising and promotion campaigns. However, the increased emphasis on "fuller-flavoured" beers by the large brewers has the effect of increasing customer awareness of specialty premium beers and the continued growth of this segment.

Big Rock is well positioned to benefit from a continued movement of consumer preferences towards higher quality more flavourful beers. The Company will continue to focus its marketing efforts on its core brands. The Company believes that its brand equity and the quality and consistency of its products will ensure that it is able to compete effectively with both the domestic specialty brands and the imports.

Beer sales are generally dependant to a significant degree on weather and the seasons and the first two quarters, spring and summer, are historically stronger than autumn and winter, the third and fourth quarters. The higher volumes of sales in the summer months are also affected by weather conditions and holidays.

Results of Operations

Year Ended March 31, 2002 compared to Year Ended March 31, 2001 and Year Ended March 31, 2000.

Sales

Sales revenue increased to $34,522,928 this year from $32,238,035 last year and $31,707,142 in 2000. The 7% increase this year was due primarily to increased shipments into the Company's three largest markets, Alberta, British Columbia, and Ontario. In terms of volume, hectolitres sold increased to 127,516 from 120,420 the previous year, (a 6% increase) and 117,918 in 2000.

Government Taxes and Commissions

Various provincial government markups on beer and federal excise tax are paid by the Brewery. These taxes amounted to $9,613,847 (2001 - $9,038,357; 2000 - $8,990,216), approximately 28% of the gross sales amount in each year.

Effective April 5, 2002 the Alberta Gaming and Liquor Commission reduced its mark-up rates on beer to $40/hectolitre for producers with annual production under 200,000 hectolitres. Previously the Alberta mark-up was based on a graduated scale. During the 2002 fiscal year the Company paid an average mark-up of $59/hecotlitre.

Canada continues to levy one of the highest taxes in the world against the small brewery segment and Big Rock continues to diligently pursue this matter with the federal government.

Cost of Sales

Cost of sales as a percentage of sales was up 1% this year over the previous two years. On an unconsolidated basis Big Rock's cost of manufacturing was relatively constant when compared with last year. The transfer of production of the Whistler and Bowen brands to Bear Brewing resulted in some additional one time costs in this transitional year. The Company expects that new economies of scale, Whistler/Bowen brand rationalization, and its conversion to the industry standard bottle (as of March 1, 2002) will positively impact the cost of manufacturing next year.

Gross Profit

Gross margin was constant year over year at 43% of gross sales.

Selling Expense

Selling expenses are comprised of promotional materials, automobile, and sales representative expenses, advertising, promotion, and marketing campaign costs, sales salaries, delivery and trucking costs, sponsorships, and agents' commissions. Selling expenses as a percentage of sales were 25% this year, down 1% from last year and up 1.5% over 2000.

The Company has recently made a number of changes to its sales management personnel and distribution channels which are expected to increase sales volumes but will also increase selling expenses.

General and Administrative Expense

General and Administrative expenses increased 1% as a percentage of sales this year over last. The increase year over year was 20%. This significant increase was due to a number of factors. There was an increase in business and property taxes, up $55,000 due to acquisition of the Edmonton warehouse, and a $46,000 increase in B.C social services tax. Public filing requirement expenditures were up $21,000, and Brewery tours expense was up by $46,000. The largest item consisted of $155,000 increase in office administration salaries and expenses and retirement allowances and benefits.

EBITDA (Earnings before interest, taxes, depreciation & amortization)

EBITDA at $3,755,594 was relatively flat with last year ($3,782,486). The small decrease was primarily due to the increase in General & Administrative expenses. In 2000, EBITDA was $4,146,042 when selling and promotion expenditures were considerably lower.

These expenditures were increased in 2001 to maintain market position.

Interest Expense
Interest on long term debt at $294,027 decreased by $157,894 from last year due to the $1,838,779 reduction of principal during the year and lower interest rates (6.8% vs 8.3% in 2001). In 2000 interest on long term debt was $481,400. Short-term interest expense at $34,163 was $57,835 less than last year and similar to the amount expended in 2000, as less use was made of the bank operating line during the year.

Amortization Expense
Major capital expenditures during the year were incurred to purchase a warehouse in Edmonton at $852,000; upgrade the canning and bottling lines at a cost of $124,000; $160,000 for the implementation of a new computer-based order-entry sales system and $117,000 to erect a temporary structure to house Big Rock private mould beer bottles. In addition, Whistler capital assets of $404,000 are included in capital additions this year. Total net capital asset additions of $2,475,448 resulted in an increase of $227,624 in amortization expense relating to capital assets this year over last year.

Income Tax Expense
The statutory rate of income tax was 43.6% this year (2001 and 2000 - 44.6%). The manufacturing and processing tax credit reduced the effective rate to approximately 38%. In 2001 the Company was able to apply the last of its loss carry-forward amounts to reduce the amount of current income taxes. As these tax losses were not available this year the current income tax liability increased by $499,000 while the future income tax liability decreased by $403,000. The Company's effective tax rates in 2001 and 2000 were 34% and 41% respectively.

Net Income
Net income for the year was $1,217,786 (2001- $1,352,573; 2000 - $1,461,119) a decrease of $134,787 over 2001. Earnings per share this year were $0.24 (2001- $0.29; 2000 - $0.31). During the year 355,006 new shares were issued and 22,500 shares were cancelled pursuant to a normal course issuer bid. In 2001, 148,800 shares were cancelled pursuant to the normal course issuer bid.

Liquidity and Capital Resources

The Company had positive working capital of $1,134,463 at year-end. Cash provided by operating activities this year was $2,580,526 (2001 - $3,410,990; 2000 - $2,435,399). Differences are largely due to the timing of the collection of accounts receivable and the payment of accounts payable over year-end.

At year-end the Company had utilized $1,857,882 (2001 - $1,362,907; 2000 - $2,244,903) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank prime rate.

The long-term debt facility, also with the Royal Bank of Canada, was paid down by $1,838,779 during the year to $3,199,059 (2001 - $5,037,838; 2000 - $5,874,413). A blended payment of $155,000 is made monthly. Security for these borrowings is a general assignment of the Company's assets.

Financing activities included the private placement of shares for proceeds of $990,000 ($1,800,000 in 2001) and an expenditure of $102,650 (2001 - $744,304; 2000 - $1,358,205) for the open market purchase of 22,500 common shares under the Company's normal course issuer bid. This reduced share capital by 22,500 shares having a book value of $52,925 (2001 – 148,800 - $324,263; 2000 – 218,700 - $473,188). The excess of market price paid over book value was charged to retained earnings. The normal course issuer bid expired on August 27, 2001.

During the year the Company invested $2,475,448 (2001 - $1,121,590; 2000 - $1,143,222) in capital asset additions. These expenditures were primarily for the purchase of a new Edmonton distribution facility and for upgrades to the bottling and canning lines. The Company also developed a new order entry sales reporting system this year which is providing superior management information for timely decision making. The Company may issue shares as consideration for potential acquisitions otherwise the Company expects to meet its financing needs in fiscal 2003 using operating cash flow and its demand credit facility to the extent required.

Risks, Uncertainties and Outlook

The Company operates in an environment that is both highly competitive and highly government regulated.

Due to the ongoing shifting effects of competition on the Company, the ability to predict future sales and profitability with any degree of certainty is limited.

There is a continuing entry of premium and super premium beers from other smaller craft breweries and the larger national and multi-national brewers with products that compete directly with craft beers. A large number of imports are also being sold in the same markets where Big Rock competes for business.

With the large choice of brands now available, and the advertising initiatives of the major breweries, it is Management's opinion that price promotions due to competitive pressures will continue. The Company believes it is in an excellent position to increase volume of sales, however, the selling price may vary more frequently due to these increasing competitive pricing pressures.

The Company requires various permits, licenses, and approvals from several government agencies in order to operate in its market areas. In Alberta, the Company's largest market, the Alberta Gaming and Liquor Commission provides the necessary licensing approvals. Other licenses have been obtained from the British Columbia Liquor Distribution Board, the Saskatchewan Liquor and Gaming Authority, the Manitoba Liquor Control Commission, the Liquor Control Board of Ontario, Canada Customs and Revenue Agency – Excise, and the U.S. Bureau of Alcohol, Tobacco and Firearms. Management believes that the Company is in compliance with all licenses, permits, and approvals.

The Brewery's unique scalable design allows the Company to double existing production with very little additional capital investment. This provides significant flexibility to add new products and to service growing markets on a timely basis.

While the Company is intent on increasing market share, Management remains focused on protecting and enhancing brand equity, introducing new brands when appropriate, and providing exceptional service to local markets.



FINANCIALS

Management Report

June 3, 2002

The accompanying consolidated financial statements in the annual report are the responsibility of management. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's accounting policies are, in all material respects, in accordance with United States GAAP, except as described in Note 15 to the audited financial statements. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and, when necessary, management has made informed judgements and estimates in accounting for transactions which were not complete at the balance sheet date. Where alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances as indicated in the notes to the consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are appropriately authorized, assets are protected and financial records are properly maintained to provide reasonable assurance that financial information is relevant and reliable.

The Audit Committee is appointed by the Board of Directors, and is comprised of directors, the majority of which are not officers or employees of the Company. The Committee meets regularly with management to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is discharging its responsibilities and to review the financial statements and the external auditors' report. The Audit Committee has approved the financial statements.



Edward E. McNally
Chairman and Chief Executive Officer



Timothy A. Duffin
Chief Financial Officer

Auditors' Report

To the Shareholders of **Big Rock Brewery Ltd.**

We have audited the consolidated balance sheets of **Big Rock Brewery Ltd.** as at March 31, 2002, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Calgary, Canada
June 3, 2002

Chartered Accountants

Consolidated Balance Sheets

As at March 31

	2002 $	2001 $	2000 $
	(Denominated in Canadian Dollars)		
ASSETS *[notes 7 & 8]*			
Current			
Cash and cash equivalents	1,016,158	1,602,202	106,492
Accounts receivable	2,116,325	1,593,984	1,872,064
Inventories *[note 3]*	2,896,052	2,701,982	2,676,790
Prepaid expenses and other	417,445	400,985	237,656
Investments	46,365	156,035	19,060
	6,492,345	6,455,188	4,912,062
Capital assets *[note 6]*	25,872,488	24,844,994	24,954,398
Long-term investment *[note 5]*	227,222	—	—
Deferred charges and other	216,806	45,619	51,779
Goodwill	251,830	—	—
	33,060,691	31,345,801	29,918,239
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness *[note 7]*	1,857,882	1,362,907	2,244,903
Accounts payable and accrued liabilities	[illegible]	1,393,068	1,264,073
Income tax payable	[illegible]	151,869	—
Current portion of long-term debt *[note 8]*	[illegible]	1,567,862	1,496,189
	[illegible]	4,475,706	5,005,165
Long-term debt *[note 8]*	[illegible]	3,469,976	4,378,224
Future income taxes *[note 10]*	[illegible]	4,362,400	3,905,400
Total liabilities	[illegible]	12,308,082	13,288,789
Commitments *[note 11]*			
Shareholders' equity			
Share capital *[note 9]*	[illegible]	11,553,637	10,077,900
Retained earnings	[illegible]	7,484,082	6,551,550
	[illegible]	19,037,719	16,629,450
	[illegible]	31,345,801	29,918,239

See accompanying notes

On behalf of the Board:



E.E. McNally
Director



Gordon Tallman
Director

CONSOLIDATED STATEMENTS OF OPERATIONS & RETAINED EARNINGS

Years ended March 31

	2002 $	2001 $	2000 $
	(Denominated in Canadian Dollars)		
Revenue			
Sales	**34,522,928**	32,238,035	31,707,142
Government taxes and commissions	**(9,613,847)**	(9,038,357)	(8,990,216)
	24,909,081	23,199,678	22,716,926
Cost of sales	**10,167,456**	9,240,503	9,154,929
Gross profit	**14,741,625**	13,959,175	13,561,997
Expenses			
Selling	**8,631,472**	8,227,273	7,487,581
General and administrative	**2,354,559**	1,949,416	1,928,374
Interest on long-term debt	**294,027**	451,921	481,400
Interest on short-term debt	**34,163**	91,998	36,360
Amortization	**1,458,618**	1,230,994	1,167,163
	12,772,839	11,951,602	11,100,878
Income before income taxes	**1,968,786**	2,007,573	2,461,119
Current income tax expense	[illegible]	198,000	42,000
Future income tax expense *[note 10]*		457,000	958,000
Net income for year		1,352,573	1,461,119
Retained earnings, beginning of year		6,551,550	5,975,448
Redemption of common shares *[note 9]*		(420,041)	(885,017)
Retained earnings, end of year		7,484,082	6,551,550
Net income per share *[note 2]*			
Basic and diluted		0.29	0.31

See accompanying notes

Consolidated Statements of Cash Flows

Years ended March 31

	2002 $	2001 $	2000 $
		(Denominated in Canadian Dollars)	
OPERATING ACTIVITIES			
Net income for year	1,217,786	1,352,573	1,461,119
Items not affecting cash			
Amortization and write down of assests	1,704,676	1,230,994	1,167,163
Gain on sale of investments and termination of agreement	(428,340)	—	—
Loss on sale of capital assets	108,857	—	—
Future income taxes	54,000	457,000	958,000
	2,656,979	3,040,567	3,586,282
Net change in non-cash working capital *[note 14]*	(76,453)	370,423	(1,150,883)
Cash provided by operating activities	2,580,526	3,410,990	2,435,399
FINANCING ACTIVITIES			
Increase (decrease) in bank indebtedness	413,772	(881,996)	1,619,994
Repayment of long-term debt	(1,838,779)	(836,575)	(1,601,587)
Share redemption *[note 9]*	(102,650)	(744,304)	(1,358,205)
Shares issued by private placement *[note 9]*	990,000	1,800,000	—
Shares issued on exercise of options *[note 9]*	[illegible]	—	78,879
Cash (used in) financing activities	(537,657)	(662,875)	(1,260,919)
INVESTING ACTIVITIES			
Purchase of capital assets	[illegible]	(1,121,590)	(1,143,222)
Proceeds on sale of capital assets	[illegible]	—	—
Purchase of investments	[illegible]	(136,975)	—
Proceeds on sale of investments	[illegible]	—	—
Acquisition of Whistler/Bowen *[note 4]*	[illegible]	—	—
Acquisition of interest in Bear View	[illegible]	—	—
Deferred charges and other assets	[illegible]	6,160	—
Cash used in investing activities	[illegible]	(1,252,405)	(1,143,222)
Net (decrease) increase in cash	[illegible]	1,495,710	31,258
Cash and cash equivalents, beginning of year	[illegible]	106,492	75,234
Cash and cash equivalents, end of year	[illegible]	1,602,202	106,492

See accompanying notes

26/43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2002 (Denominated in Canadian Dollars)

1. DESCRIPTION OF BUSINESS

Big Rock Brewery Ltd. ("Big Rock" or the "Company") produces and markets its own brands of specialty draught and bottled beer for sale across Canada and the United States. Big Rock is listed on both the TSX and the NASDAQ stock exchanges. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Big Rock Brewery (Sask.) Ltd., Whistler Brewing Company Ltd., and Bowen Island Brewing Company.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The Company's accounting policies are, in all material respects, in accordance with United States ("U.S.") GAAP (see note 15).

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ materially from those estimates and assumptions. The consolidated financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

All figures are reported in Canadian dollars. Exchange rates between the U.S. and Canadian dollars for each of the years reported in these consolidated financial statements were as follows:

	Canadian Equivalent of $1 U.S.	
	End of Year	Average For Year
March 31, 2002	1.5942	1.5655
March 31, 2001	1.5763	1.5040
March 31, 2000	1.4494	1.4677

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid investments subject to minimal risk of changes in value and which have original maturities of three months or less.

Inventories

Inventories of raw materials, supplies, promotional goods and dispensing units are valued at the lower of cost (weighted average) and replacement cost. Inventories of brews in progress and finished product are valued at the lower of cost (including direct materials, labour and overhead costs) and net realizable value.

Returnable glass containers are initially recorded at cost. In order to charge operations for wear and disappearance, the cost of bottles is charged to operations over the estimated useful life of five years.

Goodwill

Goodwill arising from business acquisitions is being amortized on a straight-line basis over 20 years, commencing at the time of the acquisition. In accordance with a new Canadian Institute of Chartered Accountants pronouncement regarding goodwill and other intangible assets, goodwill will not be amortized subsequent to March 31, 2002; however, it will be tested for impairment on an annual basis.

Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is recorded on the straight-line basis over the estimated useful lives of the assets. Amortization rates are as follows:

Buildings	2.5%
Production equipment	2.6-8%
Vehicles	25%
Furniture and fixtures	4-15.4%

The Company completes a yearly assessment of its capital assets for impairment by assessing the estimated future net cash flows from the assets, less directly attributable general and administrative costs, carrying costs, future removal costs and income taxes. Any shortfall of this amount from the net carrying amount of the asset less future income taxes, is charged to expense in the period.

Deferred charges
Deferred charges include new product artwork and trademark costs and are stated at cost less accumulated amortization. Amortization is recorded on a straight line basis over five to seven years. The deferral of these costs is reviewed periodically for possible revisions to the amortization period or writedown to net realizable value.

Revenue recognition
Revenue is recognized upon shipment of product at the gross sales price charged to the purchaser. Invoices for sales to Canadian customers are submitted to the respective provincial liquor control boards who pay the Company after deducting liquor control board commissions. Excise taxes, which are assessed on production, and liquor control board commissions, which are assessed on sales, are recorded as reductions to gross sales prices.

Income taxes
The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount and the tax basis of the Company's assets and liabilities. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Future income taxes are recorded at the income tax rates that are expected to apply when the future tax liability is settled or the future tax asset is realized.

Foreign exchange
Transactions in foreign currencies are recorded in Canadian dollars at the exchange rates in effect at the date of the transaction. Monetary assets and liabilities in foreign currencies have been converted to Canadian dollars at exchange rates in effect at the balance sheet date. Foreign exchange gains and losses included in earnings are not material for the years presented.

Net income per share
The Company follows the treasury stock method for determining per share amounts. Under this method proceeds that would arise from the exercise of options would be used to purchase common shares at the weighted average market price in the determination of fully diluted per share amounts. Net income per share is calculated using the weighted average number of shares outstanding during each year which was 5,167,741 for the year ended March 31, 2002 (2001 - 4,650,233; 2000 – 4,782,078).

All potential option issuances for 2002, 2001 and 2000 were anti-dilutive under both Canadian and U.S. GAAP.

Stock-based compensation plan
The Company has established a stock option plan whereby options for a maximum of 700,000 common shares may be granted to its employees, directors and a consultant of the Company. Options granted under the plan are generally exercisable immediately and expire five years after the grant date. All options are granted at or above the market price of the stock on the date of grant. No compensation expense is recorded for the fair value of the options granted.

3. INVENTORIES

	2002 $	2001 $	2000 $
Raw materials and returnable glass containers	**1,293,536**	1,162,917	1,195,338
Brews in progress	**329,147**	322,305	319,829
Finished product	**826,982**	804,479	635,726
Promotional goods and dispensing units	**446,387**	412,281	525,897
	2,896,052	2,701,982	2,676,790

4. ACQUISITION OF WHISTLER BREWING COMPANY AND BOWEN ISLAND BREWING COMPANY

On June 15, 2001, the Company acquired 97% of the issued and outstanding shares of Whistler Brewing Company Ltd. ("Whistler") and the Bowen Island Brewing Company ("Bowen"), effective June 8, 2001. On December 21, 2001, Big Rock acquired the remaining 3% of the shares. Whistler is a British Columbia based company that produces and markets its own brands of specialty draught and bottled beer for sale across Canada. Bowen is also a British Columbia based company that holds the patents to its own brands of specialty beer. The acquisitions have been accounted for using the purchase method. The results of Whistler's and Bowen's operations have been included in the consolidated financial statements from the effective date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

	$
Accounts receivable	183,084
Inventories	145,338
Prepaid expenses and other	21,157
Capital assets	403,555
Deferred charges	139,363
Goodwill	262,494
Total assets acquired	1,154,991
Bank advances	81,203
Accounts payable and accrued liabilities	108,556
Total liabilities assumed	189,759
Net assets acquired	965,232
Consideration paid	
Cash paid to vendors and for transactions costs	323,953
Common shares issued to vendors (135,006 shares at $4.75)	641,279
	965,232

5. LONG TERM INVESTMENTS

BWB Joint Venture

Effective January 1, 2002, Big Rock acquired a 50% interest in the BWB joint venture whereby Bowen, Whistler and Bear Brewing Company agreed to jointly market, distribute and sell the Whistler, Bowen Island and Bear brands of beer.

The following is summarized financial information for Big Rock's interest in the joint venture, which the Company reports on a line-by-line basis in its accounts:

	$
Revenue	253,374
Government taxes and commissions	33,544
Cost of sales	95,594
Gross profit	124,236
Selling and general and administrative expenses	77,202
Net income	47,034
Current assets	$231,544
Current liabilities	$182,210
Cash flow which relates entirely to operating activities	$218,394

Bear View Developers Ltd.

Effective January 1, 2002, Big Rock acquired 50% of the outstanding shares of Bear View Developers Ltd. ("Bear View") which owns the land and building associated with Bear Brewing Company. The investment is accounted for using the equity method. The cost of the investment was $227,222 including a $200,000 cash payment, and $27,222 of costs incurred. The cost of the Company's investment in Bear View exceeded the Company's share of its underlying net book value on the acquisition date by $223,388, which amount is being amortized over 20 years.

6. CAPITAL ASSETS

	2002		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	1,958,466	—	1,958,466
Buildings	8,334,991	1,031,484	7,303,507
Production equipment	22,920,134	6,817,312	16,102,822
Vehicles	163,608	93,605	70,003
Furniture and fixtures	972,480	534,790	437,690
	34,349,679	8,477,191	25,872,488

	2001		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	1,843,466	—	1,843,466
Buildings	7,385,191	836,303	6,548,888
Production equipment	21,680,309	5,689,059	15,991,250
Vehicles	86,458	79,217	7,241
Furniture and fixtures	878,807	424,658	454,149
	31,874,231	7,029,237	24,844,994

	2000		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	1,843,466	—	1,843,466
Buildings	7,340,624	650,731	6,689,893
Production equipment	20,660,244	4,720,052	15,940,192
Vehicles	83,934	77,224	6,710
Furniture and fixtures	824,373	350,236	474,137
	30,752,641	5,798,243	24,954,398

During the year ended March 31, 2002, the Company capitalized labour of $60,854 (2001 - $41,002; 2000 - $34,296) relating to certain enhancements at its brewing facilities.

7. BANK INDEBTEDNESS

The Company has a demand revolving credit facility with a maximum limit of $3,000,000. Advances under the facility bear interest at the Royal Bank prime rate (effective rate at March 31, 2002 – 3.75%; 2001 – 6.75%; 2000 – 7.0%). Collateral provided for this loan is the same as described in note 8.

8. LONG-TERM DEBT

	2002 $	2001 $	2000 $
Non-revolving bank loans repayable in blended principal and interest monthly payments of $155,000, due July 31, 2003	3,199,059	5,037,838	5,874,413
Less current portion	1,696,784	1,567,862	1,496,189
	1,502,275	3,469,976	4,378,224

A fixed and floating charge debenture and supplemental debenture for $7,000,000 covering all assets, a general security agreement and an assignment of fire insurance have been provided as collateral for credit facilities.

The facilities impose a number of positive and negative covenants on the Company including the maintenance of certain financial ratios. At March 31, 2002 the Company was in compliance with all of its debt covenants.

These facilities bear variable rates of interest ranging from Royal Bank prime to prime plus 3/4% depending on the Company's average quarterly interest coverage ratios.

The average interest rate on the facilities (including the effect of interest rate swaps – see note 13) for the year ended March 31, 2002 was 6.8% (2001 – 8.3%; 2000 – 6.9%).

Cash interest payments made during 2002 amounted to $294,027 (2001 - $451,921; 2000 - $481,400).

Estimated principal payments required for subsequent fiscal years are as follows:

	$
2003	1,696,784
2004	1,502,275
	3,199,059

9. SHARE CAPITAL

Authorized

Unlimited number of voting common shares.

Unlimited number of preferred shares, which may be issued in one or more series with rights, privileges, restrictions and conditions as fixed by the directors prior to the issue of each series.

Issued and outstanding

Common Shares (no par value)	Shares #	Amount $
Balance as at March 31, 1999	**4,861,200**	10,472,209
Shares exercised through stock options	**15,350**	78,879
Shares redeemed through normal course issuer bid	**(218,700)**	(473,188)
Balance as at March 31, 2000	**4,657,850**	10,077,900
Shares issued by private placement	**400,000**	1,800,000
Shares redeemed through normal course issuer bid	**(148,800)**	(324,263)
Balance as at March 31, 2001	**4,909,050**	11,553,637
Shares issued by private placement	**220,000**	990,000
Shares redeemed through normal course issuer bid	**(22,500)**	(52,925)
Shares issued for acquisition of Whistler & Bowen *[note 4]*	**135,006**	641,279
Balance as at March 31, 2002	**5,241,556**	13,131,991

The Company's initial normal course issuer bid to purchase up to 251,310 common shares approved by the Toronto Stock Exchange expired June 9, 1999. A second normal course issuer bid was approved by the Toronto Stock Exchange to purchase up to 242,235 common shares between August 26, 1999 and August 25, 2000. A further normal course issuer bid was approved by the Toronto Stock Exchange to purchase up to 265,000 shares between August 28, 2000 and August 27, 2001. The Company purchased and cancelled 22,500 common shares (2001 – 148,800; 2000 – 218,700) for cash consideration of $102,650 (2001 – $744,304; 2000 – $1,358,205) during the year. The $49,725 (2001 – $420,041; 2000 – $885,017) excess of the redemption price for the shares over the average issue price of the shares has been charged to retained earnings.

During the year the Company issued 220,000 (2001 – 400,000) common shares from treasury pursuant to a private placement at $4.50 (2001 – $4.50) per common share for proceeds of $990,000 (2001 – $1,800,000) and issued 135,006 common shares from treasury at a value of $4.75 per common share as partial payment for the acquisition of 100% interests in Whistler Brewing Company Ltd. and Bowen Island Brewing Company Ltd.

Stock-based compensation plan

A summary of the status of the Company's incentive stock option plan as of March 31, 2002, 2001 and 2000 and changes during the years ending on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Balance, beginning of year	**620,750**	**$6.09**	637,600	$7.80	694,000	$9.23
Cancelled	**(61,850)**	**$5.40**	(223,800)	$7.07	(340,550)	$9.77
Granted	**118,350**	**$4.62**	206,950	$4.91	299,500	$6.61
Exercised	**—**	**—**	—	—	(15,350)	$5.14
Balance, end of year	**677,250**	**$5.84**	620,750	$6.09	637,600	$7.80

The following table summarizes information about incentive stock options outstanding at March 31, 2002:

Exercise Price	Number Outstanding at March 31, 2002	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable at March 31, 2002
$4.50	86,600	4.49	$4.50	86,600
$4.85 to $5.05	263,350	3.41	$4.94	263,350
$5.75 to $7.60	327,300	1.68	$6.92	327,300
	677,250	2.71	$5.84	677,250

10. INCOME TAXES

The Company is a public company engaged in manufacturing and processing activities for Canadian income tax purposes. The Company's tax expense has been calculated as follows:

	2002 $	2001 $	2000 $
Income before income taxes	**1,968,786**	2,007,573	2,461,119
Income tax expense at statutory rate of 43.6% (44.6% for 2001 and 2000)	**858,000**	895,000	1,098,000
Effect on taxes of			
Manufacturing and processing profits deduction	**(128,000)**	(129,000)	(158,000)
Non-deductible expenses	**20,000**	4,000	22,000
Large Corporation tax	**50,000**	51,000	42,000
Income tax rate adjustments	**(49,000)**	(166,000)	—
Other	**—**	—	(4,000)
Income tax expense	**751,000**	655,000	1,000,000
Current income tax	**697,000**	198,000	42,000
Future income tax	**54,000**	457,000	958,000
Income tax expense	**751,000**	655,000	1,000,000

Future income tax reflects the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's future tax assets and liabilities are as follows:

	2002 $	2001 $	2000 $
Future tax assets (liabilities):			
Non-capital loss carry-forwards	**45,000**	—	309,700
Capital assets	**(4,473,400)**	(4,365,400)	(4,274,900)
Deferred charges	**(6,000)**	(6,000)	(6,300)
Share issue costs	**3,000**	—	56,300
Cumulative eligible capital	**15,000**	9,000	9,800
Net future tax liability	(4,416,400)	(4,362,400)	(3,905,400)

At March 31, 2002 the Company has non-capital losses of $364,000 (2001 - $nil; 2000 - $811,000) deductible against future income for tax purposes.

Cash income taxes paid during the year were $441,183 (2001 - $56,727; 2000 - $46,908).

11. COMMITMENTS

The Company leases office equipment and vehicles under operating leases. Annual lease payments are as follows:

	$
2003	169,067
2004	72,716
2005	13,976
2006	855
2007	—
	256,614

12. INFORMATION ABOUT GEOGRAPHIC SEGMENTS

Substantially all of the Company's assets and revenues are in Canada. Net sales in 2002 into the United States from Canada, on a percentage basis, were 1% (2001 – 1.1%; 2000 – 2.2%).

13. FINANCIAL INSTRUMENTS

Financial instruments of the Company consist of cash and cash equivalents, accounts receivable, short-term investments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and interest rate swaps. As at March 31, 2002, 2001 and 2000, there were no significant differences between the carrying amounts reported on the balance sheet (excluding the interest rate swaps), and their estimated market values. At March 31, 2002, a cash payment of approximately $112,028 (2001 - $131,615; 2000 - $36,789) would have been required to settle the interest rate swap agreements.

The Company enters into interest rate swaps to fix interest on its borrowings. At March 31, 2002 the Company had swap agreements to exchange floating interest rates for fixed interest rates on $3,100,000 (2001 - $5,000,000; 2000 - $4,700,000) at rates varying from 6.7% to 6.77% (2001 – 6.7% to 6.995%; 2000 – 7.24%) with maturity as follows: March 31, 2003, $2,000,000: March 31, 2004, $1,100,000.

Any payments or receipts incurred under the swaps are recorded as part of the interest expense over the terms of the swaps.

The Company is exposed to currency risk on cash, trade receivables, amounts drawn in United States dollars under its availble line of credit, and accounts payable denominated in U.S. dollars, totalling U.S. $87,226 at March 31, 2002 (2001 - $535,003; 2000 - U.S. $61,407).

The Company has a concentration of credit risk because substantially all of its accounts receivable are from government owned provincial liquor boards. However, no individual customer accounts for greater than 10% of sales in any period other than the Alberta and British Columbia liquor boards.

14. NET CHANGE IN NON-CASH WORKING CAPITAL

The net change in non-cash working capital relating to operating activities consists of:

	2002 $	2001 $	2000 $
Accounts receivable	**(182,141)**	278,080	(316,670)
Inventories	**(48,732)**	(25,192)	(626,087)
Prepaid expenses and other	**4,697**	(163,329)	197,670
Accounts payable and accrued liabilities	**(167,302)**	128,995	(405,796)
Income tax payable	**317,025**	151,869	—
	(76,453)	370,423	(1,150,883)

15. UNITED STATES ACCOUNTING PRINCIPLES

Under U.S. GAAP, the Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that companies with stock-based compensation plans either recognize compensation expense based on fair-value accounting methods or continue to apply the provisions of Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25") and disclose pro forma net income (loss) per share assuming the fair-value method had been applied. The Company has elected to follow APB 25 and related interpretations in accounting for employee stock options.

The following table provides proforma measures of net income and net income per common share in accordance with U.S. GAAP had stock options been recognized as compensation expense based on the fair value of the options on the grant date in accordance with SFAS No. 123:

	2002		2001		2000	
	As Reported $	Pro Forma $	As Reported $	Pro Forma $	As Reported $	Pro Forma $
Net income	**1,217,786**	**1,196,457**	1,352,573	1,183,937	1,461,119	1,014,055
Net income per common share	**0.24**	**0.23**	0.29	0.25	0.31	0.21

The estimated fair value of stock options issued was determined using the Black-Scholes model using the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate (%)	**2.3**	5.3	5.1
Estimated hold period prior to exercise (years)	**4.0**	4.0	4.0
Volatility in the price of the Company's common shares (%)	**36**	31	53
Dividend yield (%)	**0**	0	0

The weighted average fair value of the stock options granted in 2002, 2001 and 2000 was $1.47, $1.40 and $3.01, respectively.

U.S. Accounting Developments

In June 2001, the FASB issued Statement No. 142 "Goodwill and Other Intangible Assets", effective for fiscal periods beginning after December 15, 2001, which requires that new and existing goodwill and certain intangible assets not be amortized, but tested annually for impairment. Accordingly, in fiscal 2003, Canadian and U.S. GAAP standards will be harmonized. Statement No. 142 is not expected to have a material impact on the Company's financial position on the date of adoption.

In June 2001, the FASB issued Statement No. 143 "Accounting for Asset Retirement Obligations". This statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The requirements are effective for fiscal years beginning on or after June 15, 2002. The effect of this pronouncement on Big Rock's financial position and the resulting Canadian-U.S. GAAP differences, if any, are yet to be determined.

In August 2001, the FASB issued Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Statement No. 144 is effective for Big Rock's 2003 fiscal year and is not expected to have a material impact on the Company's financial position.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

"the most distinctive beers in Canada."

Michael Jackson, Beer critic



Corporate Information

Directors

Edward E. McNally
Chairman &
Chief Executive Officer
Big Rock Brewery Ltd.
Calgary, Alberta

Charles Wilson
Past President &
Chief Executive Officer
Shell Canada Limited
Evergreen, Colorado

James M. Jackson
Developer
Jackson & Jackson
Durango, Colorado

Robert G. Peters
President
Black Diamond Land & Cattle
Calgary, Alberta

Robert J. King
President
Big Rock Brewery Ltd.
Calgary, Alberta

Kathleen McNally-Leitch
Partner
McNally and Cerveny Associates Limited
Calgary, Alberta

J. Cameron Millikin
Chairman
Bay Mount Capital Resources, Inc.
Calgary, Alberta

Gordon G. Tallman
Past Senior Vice President - Prairies
RBC Financial Group
Calgary, Alberta

Robert H. Hartley
Rancher
High River, Alberta

Mogens Smed
Chief Executive Officer
SMED International
Calgary, Alberta

Clayton H. Riddell
President
Paramount Resources Ltd.
Calgary, Alberta

Officers and Senior Personnel

Edward E. McNally
Chairman &
Chief Executive Officer

Robert J. King
President

Larry Kerwin
General Manager,
Brewery Operations

Mike Hogan
General Manager,
Sales and Marketing

Timothy A. Duffin
Chief Financial Officer

Christine Fowler
Corporate Secretary

Head Office

5555 – 76 Avenue SE
Calgary, Alberta T2C 4L8
Telephone: (403) 720 3239
Toll Free: 1 800 242 3107
Facsimile: (403) 236 7523
www.bigrockbeer.com

Auditors

Ernst & Young LLP
Chartered Accountants
1000, 440 – 2 Avenue SW
Calgary, Alberta T2P 5E9

Transfer Agents

CIBC Mellon Trust Company
600, 333 – 7 Avenue SW
Calgary, Alberta T2P 2Z1

Mellon Securities Trust Company
85 Challenger Road
Richfield Park, New Jersey 07660



Big Rock Brewery Ltd

5555 – 76th Avenue SE, Calgary, Alberta Canada T2C 4L8
www.bigrockbeer.com

printed in canada

News Release

Big Rock Brewery Ltd. Announces Year-end Results

CALGARY, Alberta, June 18, 2002: Big Rock Brewery Ltd. (NASDAQ: BEERF, TSX: BR) is pleased to announce its results for the year-ended March 31st, 2002.

Sales revenue increased to $34,522,928 this year from $32,238,035 last year. This 7% increase was due primarily to increased shipments into our three largest markets, Alberta, British Columbia, and Ontario. In terms of volume, hectoliters sold increased 6% this year to 127,516 from 120,420 the previous year.

Cost of sales as a percentage of sales was up 1% this year over the previous year. On an unconsolidated basis Big Rock's cost of manufacturing was relatively constant when compared with last year. Our new joint venture with Bear Brewing and the transfer of production of the Whistler and Bowen brands to Bear resulted in some additional one time costs in this transitional year. We expect that new economies of scale and Whistler/Bowen brand rationalization will positively impact the cost of manufacturing next year.

Selling expenses of $8,631,472 are comprised of promotional materials, automobile, and sales representative expenses, advertising, promotion, and marketing campaign costs, sales salaries, trucking and delivery costs, sponsorships, and agents' commissions. Selling expenses as a percentage of sales were 25% this year, down 1% from last year.

General and Administrative expenses at $2,354,559 increased 1% as a percentage of sales this year over last.

EBITDA at $3,755,594 was relatively flat with last year ($3,782,486).

Interest on long term debt at $294,027 decreased by $157,894 from last year due to the $1,838,779 reduction of principal during the year and lower interest rates. A blended payment of $155,000 is made to the Royal Bank monthly. Security for these borrowings is a general assignment of the Company's assets.

In 2001 the Company was able to apply the last of its loss carry-forward amounts to reduce the amount of current income taxes. As these tax losses were not available this year the current income tax liability increased by $499,000 while the future income tax liability decreased by $403,000.

Net income for the year was $1,217,786 a decrease of $134,787 over 2001. Earnings per share this year were $0.24 (2001- $0.29). During the year 355,006 new shares were issued and 22,500 shares were cancelled pursuant to a normal course issuer bid.

At year-end the Company had utilized $1,857,882 (2001 - $1,362,907) of its $3,000,000 bank operating line of credit. This credit facility bears interest at Royal Bank prime rate. Short term interest expense at $34,163 was $57,835 lower than last year as the bank operating line was used less during the year.

Financing activities included the private placement of shares for proceeds of $990,000 ($1,800,000 in 2001) and an expenditure of $102,650 (2001 - $744,304) for the open market purchase of 22,500 common shares under our Normal Course Issuer Bid. This reduced share capital by 22,500 shares having a book value of $52,925. The excess of market price paid over book value was charged to retained earnings. Our Normal Course Issuer Bid expired on August 27, 2001.

Additions to capital assets this year were primarily for the purchase of our new Edmonton distribution facility and for upgrades to our bottling and canning lines. The Company also developed a new order entry sales reporting system this year which is providing superior management information for timely decision making. In addition, Whistler capital assets of $404,000 are included in capital additions this year.

Total net capital asset additions of $2,475,448 resulted in an increase of $227,624 in amortization expense relating to capital assets this year over last year.

Big Rock is a regional producer, marketer, and distributor of bottles, cans, and kegs of premium quality specialty beers, also known as craft beers.

The Company has sales and distribution facilities at the Brewery in Calgary, Alberta as well as in Edmonton, Alberta. Company sales representatives are also resident in British Columbia, Saskatchewan, Manitoba, and Ontario. Through its 50% interest in the BWB Joint Venture, the Company sells and distributes Bear, Whistler, and Bowen products in British Columbia and Alberta. In the western United States the Company's products are distributed by third party agents.

The Company's beer products compete primarily in the specialty beer segment, the defining qualities of which are taste, price, quality, and image. This category includes both domestic and imported specialty beers.

As consumer preferences continue to trend towards higher quality more flavorful beers, Big Rock is well positioned to benefit. The Company will continue to focus its marketing efforts on its core brands. Our brand equity and the quality and consistency of our products ensure that we are able to compete effectively with both the domestic specialty brands and the imports.

Selected financial information for the year is as follows:

big Rock Brewery Ltd.
Consolidated Balance Sheet
As at March 31
Audited
(Canadian $)

	2002	2001
Assets:		
Current assets	$6,492,345.	$6,455,188.
Capital assets	25,872,488.	24,844,994.
Long term investment	227,222.	-
Other assets	216,806.	45,619.
Goodwill	251,830.	-
Total assets	$33,060,691.	$31,345,801.
Liabilities and Shareholders' Equity:		
Current liabilities	$5,357,882.	$4,475,706.
Long-term debt	1,502,275.	3,469,976.
Future income taxes	4,416,400.	4,362,400.
Total liabilities	11,276,557.	12,308,082.
Shareholders' equity:		
Share capital	13,131,991.	11,553,637.
Retained earnings	8,652,143.	7,484,082.
Total Shareholders' equity	21,784,134.	19,037,719.
Total Liabilities and Shareholders' equity	$33,060,691.	$31,345,801.

big Rock Brewery Ltd.
Consolidated Statements of Operations & Retained Earnings
Years ended March 31
Audited
(Canadian $)

	2002	2001
Revenue		
Sales	$34,522,928	$32,238,035
Government taxes and commissions	(9,613,847)	(9,038,357)
	24,909,081	23,199,678
Cost of sales	10,167,456	9,240,503
Gross profit	14,741,625	13,959,175
Expenses		
Selling	8,631,472	8,227,273
General & administrative	2,354,559	1,949,416
Interest	328,190	543,919
Amortization	1,458,618	1,230,994
	12,772,839	11,951,602
Income before income taxes	1,968,786	2,007,573
Current income tax expense	697,000	198,000
Future income tax expense	54,000	457,000
	751,000	655,000
Net income for the year	1,217,786	1,352,573
Retained earnings, beginning of year	7,484,082	6,551,550
Redemption of common shares	(49,725)	(420,041)
Retained earnings, end of year	$8,652,143	$7,484,082

Big Rock is dedicated to the brewing of premium beers using only water, hops, yeast, and various combinations of malted barley and malted wheat. Big Rock products contain no preservatives or adjuncts. Rather than using pasteurization, which affects the flavour of the beer, all product is packaged after cold sterile filtration. Big Rock was established in 1985 by founder and CEO Ed McNally.

For further information relating to Big Rock or the matters described in this news release, please contact:

Bob King
President
5555 – 76th Avenue S.E.
Calgary, Alberta T2C 4L8
Tel: (403) 720-3239
Fax: (403) 236-7523

Tim A. Duffin, C.A.
Chief Financial Officer
5555 – 76th Avenue S.E.
Calgary, Alberta T2C 4L8
Tel: (403) 720-3239
Fax: (403) 236-7523

News Release

Big Rock Brewery Ltd. to acquire Bear Brewing Company Ltd.

Big Rock Brewery Ltd ("Big Rock") (NASDAQ:BEERF, TSX:BR) is pleased to announce that effective July 1, 2002, it will acquire all of the outstanding shares of Bear Brewing Company Ltd. ("Bear Brewing") of Kamloops, British Columbia, a privately owned and operated brewery. A total of 100,000 common shares of Big Rock will be issued for this purchase.

Big Rock currently has a licensing agreement with Bear Brewing whereby Bear Brewing produces and Big Rock markets and distributes all the Bear Brewing, Whistler, and Bowen Island brands. The Whistler and Bowen Island brands are presently owned by Big Rock and include Bowen Island Bitter, Whistler Black Tusk and Whistler Export.

Big Rock also presently owns 50% of the shares, and has an option to acquire the remaining shares, of Bear View Developers Ltd, a company which owns the land and building currently used by Bear Brewing as its brewing facility. Concurrent with the purchase of Bear Brewing, Big Rock will exercise its option to acquire the remaining 50% of Bear View Developers Ltd.

Bear Brewing is an established craft brewer with three main brands - Black Bear Ale, Brown Bear Ale, and Polar Bear Lager. Bear Brewing also produces Joe Stiff's Spiked Root Beer, a vodka based beverage, and the Brew Brothers portfolio of premium products.

Big Rock President Bob King said "Big Rock is pursuing its strategy of becoming a more significant player in the specialty beer market in British Columbia. Our acquisition of Bear Brewing demonstrates that we are confident that the innovative management team presently at Bear Brewing, and premium Bear products will complement Big Rock's portfolio and help us achieve this goal".

David Beardsell, the President of Bear Brewing, commented that "the marketing and distribution skills that Big Rock brings to the table will enable Bear Brewing to focus on what we do best...produce premium craft beers. Our smaller production runs will also allow research and development of new products and an opportunity for Bear Brewing to offer some truly great seasonal beers".

Bear Brewing occupies a 10,300 sq ft facility built as a brewery in 1997 on 3 acres of land overlooking the City of Kamloops. The existing annual capacity is 20,000 HL, however, the facility can be expanded with modest capital investment. The Brewery is strategically located in Kamloops at the top of the Coquihalla Highway, a central distribution point to service the lower mainland and the interior of British Columbia.

Big Rock Brewery was founded in 1985 by Ed McNally, Chairman and CEO, as a craft brewery. The Company has grown from relative obscurity to one of North America's foremost regional brewers dedicated to producing premium specialty products. The

Company, located in South East Calgary, operates one of the most modern brewing facilities in the world.

For further information contact:

Bob King
President
5555 - 76 Avenue S.E.
Calgary, Alberta T2C 4L8
Tel: (403) 720-3279
Fax: (403) 236-7523

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIG ROCK BREWERY LTD.

(Registrant)

Date: July 9, 2002

By: 
Timothy A. Duffin
Chief Financial Officer